5100 West Lemon Street
Suite 109
Tampa, FL 33609

(LOGO)

NORTH AMERICAN
MORTGAGE COMPANY'
A DIME COMPANY

Management Assertion

As of and for the year ended December 31, 1998, North American Mortgage Company (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the following amounts as of and for the year ended December 31, 1998:

Fidelity Bond

$ 47,050,000  from January 1, 1998 to March 1, 1998  $100,000,000  from March 2,
1998 to December 31, 1998

Errors and Omissions

$ 23,525,000 from January 1, 1998 to October 15. 1998
$ 20,000,000 from October 16, 1998 to December 31, 1998

Raymond G. Romano

SVP/Director of Residential Credit
Title

3-25-99
Date